EX 99.28(h)(3)(v)

FOURTH AMENDMENT TO THE

EXPENSE LIMITATION AGREEMENT

BETWEEN PPM FUNDS AND

PPM AMERICA, INC.

This Fourth Amendment to the Expense Limitation Agreement is made as of April 29, 2021 (the “Effective Date”) and amends Schedule A to the Expense Limitation Agreement dated February 15, 2018 and amended as of November 20, 2019, November 30, 2020, and December 30, 2020 (the “Agreement”), between PPM Funds, a Massachusetts business trust (the “Trust”) and PPM America, Inc. (the “Adviser”). All terms not otherwise defined herein shall have the same meanings ascribed in the Agreement.

Whereas, the Trust is registered under the Investment Company Act of 1940, as amended as an open-end management investment company and has established several separate series of shares (each, a “Fund”), with each Fund having its own assets and investment policies;

Whereas, the Adviser agrees to waive a portion of its management fees and/or reimburse certain expenses of the Fund as described in the Expense Limitation Agreement for each respective class of shares of each Fund listed on Schedule A;

Whereas, the Board of Trustees of the Trust has approved the liquidation of PPM Small Cap Value Fund;

Whereas, the Board of Trustees of the Trust has approved the termination of PPM Core Fixed Income Fund and PPM Investment Grade Credit Fund; and

Whereas, pursuant to the Board approval of the liquidation and/or termination of PPM Core Fixed Income Fund, PPM Investment Grade Credit Fund and PPM Small Cap Value Fund, the Parties have agreed to amend the Agreement, effective at the close of business April 29, 2021, to update Schedule A as applicable, to remove the Funds and their respective maximum operating expense limits.

Now, therefore, it is hereby agreed as follows:

1.	Schedule A to the Agreement shall be deleted and replaced with the Amended and Restated Schedule A attached hereto.

2.	The expense limits set forth on the Amended and Restated Schedule A shall continue to be effective for a term ending April 30, 2022.

3.	Except as expressly amended herein, the Agreement shall continue to be and shall remain in full force and effect in accordance with its terms.

4.	The Amended and Restated Schedule A shall become effective as of the close of business on the Effective Date.

In Witness Whereof, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized and their respective seals to be hereunto affixed, as of the day and year written below.

PPM Funds

By:	/s/ Mary Capasso
Name:	Mary Capasso
Title:	President, Chief Executive Officer and Chief Legal Officer
Date:	April 6, 2021

PPM America, Inc.

By:	/s/ Craig Smith
Name:	Craig Smith
Title:	President, Chief Executive Officer and Chief Investment Officer
Date:	April 6, 2021

Amended and Restated

Schedule A

Maximum Operating Expense Limits

Effective April 29, 2021

Fund	Expense Cap*
PPM Core Plus Fixed Income Fund	0.45%
PPM High Yield Core Fund	0.70%

* Expressed as an annual percentage of the Fund's average daily net assets.